FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b)

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public UtilityHolding Company Act of 1935 of
Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------ -----------------------------------------------------------------
                                                                   2.   Issuer Name and Ticker or Trading Symbol

Name and Address of Reporting Person                                                      LifePoint, Inc - LFPT

Masterson                   Linda                     H.
____________________________________________________________
(Last)                     (First)                   (Middle)

10400 Trademark Street
____________________________________________________________
                           (Street)

Rancho Cucamonga,          CA                        91730
____________________________________________________________
City                       (State)                   (Zip)
------------------------------------------------------------------ -----------------------------------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                   3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of
                                                                   Reporting Person                            10/99
                                                                   (Voluntary)

                                                                   ###-##-####
------------------------------------------------------------------ ------------------------- ---------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                                             5. If Amendment, Date of Original
                                                                                             (Month/Year)
------------------------------------------------------------------ ------------------------- ---------------------------------------
------------------------------------------------------------------ -----------------------------------------------------------------
6.  Relationship of Reporting Person to Issuer
          (Check if Applicable)

X   Director              ___   10% Owner
X   Officer               ___   Other (specify below)
  (give title below)



                  President and CEO



 Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------- -----------------------------------------------------------------------
--------------------------------------------------------- ------------------- ------------------ --------------------------------
1.  Title of Security                                     2.  Transaction     3.  Transaction    4.  Securities Acquired (A) or
     (Instr. 3)                                               Date                Code           Disposed of (D) (Instr. 3, 4,
                                                          (Month/Day/Year)        (Instr. 8)     and 5)





--------------------------------------------------------- ------------------- ------------------ --------------------------------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
                                                                                Code       V     Amount      (A) or    Price
                                                                                                             (D)
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------

None
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------



--------------- ----------- ---------------
--------------- ----------- ---------------
5. Amount of    6.          7. Nature of
Securities      Owner-ship  Indirect
Beneficially    Form:       Beneficially
Owned at End    Direct      Ownership
of Month        (D) or      (Instr. 4)
(Instr. 3 and   Indirect
4)              (I)
                (Instr. 4)
--------------- ----------- ---------------
--------------- ----------- ---------------

--------------- ----------- ---------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
              (e.g., puts, calls, warrants, options, convertible securities)
---------------------------- ------------- -------------- -------------- --------------- -----------------
1. Title of Derivative       2. Conver-    3.             4.             5. Number of    6. Date
Security (Instr. 3)          sion or       Transaction    Transaction    Derivation      Exercisable and
                             Exercisable   Date           Code (Instr.8  Securities      Expiration Date
                             Price of      (Month/Day/Year               Acquired (A)    (Month/Date/Year)
                             Derivative                                  or Disposed
                             Security                                    of (D)
                                                                         (Instr. 3,4,
                                                                         and 5)
---------------------------- ------------- -------------- -------------- --------------- -----------------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
                                                          Code     V     (A)      (D)    Date     Expiration
                                                                                         Exercis- Date
                                                                                         able
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Stock Option                 $1.68         10/10/99       A              120,000  0      (1)      10/9/09

---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $1.72         10/10/99       A              1        0      (2)      (3)
Warrant
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $1.72         10/10/99       A              1        0      (4)      (5)
Warrant

---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $1.72         10/10/99       A              1        0      (6)      (7)
Warrant
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $1.72         10/10/99       A              1        0      (8)      (9)
Warrant
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $1.72         10/10/99       A              1        0      (10)     (11)
Warrant
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
------------------------ ------------- ------------- ----------- -----------
7. Title and Amount of   8. Price of   9. Number     10.         11.
Underlying Securities    Derivative    of            Ownership   Nature of
(Instr. 3 and 4)         Security      Derivative    Form of     Indirect
                         (Instr. 5)    Securities    Derivative  Beneficial
                                       Beneficially  Security:   Ownership
                                       Owned at      Direct      (Instr. 4)
                                       end of        (D) or
                                       month         Indirect
                                       (Instr. 4)    (I)
                                                     (Instr. 4)
------------------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Title       Amount or
            Number of
            Shares
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      120,000      0             870,000       D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      500,000      0             1,370,000     D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      500,000      0             1,870,000     D           N/A
Stock

----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      500,000      0             2,370,000     D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      500,000      0             2,870,000     D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      500,000      0             3,370,000     D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------

----------- ------------ ------------- ------------- ----------- -----------

Explanation of Responses:

(1) Option becomes exercisable as to 30,000 shares on 10/10/00, and as to 2,500 shares on the 10th of each month for 36 months thereafter.

(2) Warrant becomes exercisable only if the Issuer enters into a strategic partnership arrangement prior to October 10, 2001 and the reporting person is still CEO of the Issuer at such time.

(3) The earlier of the 5th anniversary of the day before the day on which a strategic partnership agreement is executed, or October 9, 2006.

(4) Warrant becomes exercisable only if the warrant in note #2 becomes exercisable and the Issuer executed, prior to October 10, 2001, a definitive agreement with a second strategic partner and the reporting person is still CEO of Issuer at such time.

(5) The earlier of the 5th anniversary of the day before the day on which the second strategic partnership is executed or October 9, 2006.

(6) Warrant becomes exercisable only if Issuer secures financing of at least $4,500,000 prior to October 10, 2000 and the reporting person is still CEO at such time.

(7) The earlier of the day before the 5th anniversary of the closing date of the financing (see note #6) or October 9, 2005.

(8) Warrant becomes exercisable only if the Issuer completes certain clinical trails before October 1, 2000 and the reporting person is CEO of Issuer on the date such trials are completed.

(9) The earlier of the day before the 5th anniversary of the day on which certain clinical trails are completed or September 30, 2005.

(10) Warrant becomes exercisable only if the Issuer derives revenues of $100,000 from sales of its saliva based testing product prior to January 1, 2001 and the reporting person is CEO of Issuer on the date sales are consummated.

(11) The earlier of the day before the 5th Anniversary of the day on which sales for $100,000 of Issuer's product are consummated or December 31, 2005.




         /s/ Linda H. Masterson             11/5/99
        ---------------------------------------------
         Signature of Reporting Person       Date






**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.